

May 16, 2014

Via E-mail
Mr. Michael D. Casey
Chief Executive Officer and President
Carter's, Inc.
Phipps Tower
3438 Peachtree Street NE, Suite 1800
Atlanta, GA 30326

> **Re: Carter's, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 28, 2014**
> **File No. 333-194896**

Dear Mr. Casey:

We have reviewed your May 2, 2014 response to our letter issued on April 21, 2014 and we have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated April 21, 2014 and we reissue the comment. We note that your parent guarantor may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

   Since the indenture appears to contain provisions for the release of the parent's guarantee, you would be disqualified from relying on the exceptions contained in Rule 3-10 of Regulation S-X and each issuer of a guaranteed security and each guarantor of that security must file the financial statements specified by Regulation S-X for a registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-6047 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director